Tibet Pharmaceuticals, Inc.

December 23, 2010

VIA EDGAR AND FACSIMILE

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tibet Pharmaceuticals, Inc.

Registration Statement on Form S-1/A, as amended

File No. 333-166854

Dear Mr. Riedler:

On behalf of Tibet Pharmaceuticals, Inc (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for Tuesday, December 28, 2010 at 5:00 p.m., Eastern Time, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to Christopher J. Mugel at Kaufman & Canoles, our counsel, who can be reached by phone at (804) 771-5787, by fax at (804) 771-5777, or by email at cjmugel@kaufcan.com.

Very truly yours,
Tibet Pharmaceuticals, Inc.

/s/ Taylor Z. Guo
Taylor Z. Gou
Chief Executive Officer

December 23, 2010

VIA EDGAR AND FACSIMILE

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tibet Pharmaceuticals, Inc.
Registration Statement on Form S-1, as amended
File Number: 333-166854

Dear Mr. Riedler:

Pursuant to Section 8(a) of the Securities Act of 1933, as amended, and Rule 461 promulgated thereunder, the undersigned, as the placement agent for the above-captioned proposed offering, joins the acceleration request of Tibet Pharmaceuticals, Inc. and hereby requests acceleration of the effective date of the above-captioned Registration Statement to 5:00 p.m., Eastern Standard Time, on December 28, 2010 or as soon thereafter as practicable.

In connection with this request, the undersigned acknowledges as follows:

•

should the Securities and Exchange Commission (“SEC”) or the staff of the SEC, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

the action of the SEC or the staff of the SEC, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the undersigned may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The undersigned is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities referred to in the captioned registration statement.

Copies of the Preliminary Prospectus dated December 16, 2010 have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours before it is expected confirmations will be mailed. The undersigned will comply with Rule 15c2-8 under the 1934 Act.

In connection with the foregoing, please be advised that the undersigned expects to distribute approximately the following number of copies of the Preliminary Prospectus dated December 16, 2010:

Anderson & Strudwick, Inc. (Internal Use)	25
Kaufman & Canoles, P.C.	50
Anslow & Jaclin, LLP	50
Tibet Pharmaceuticals, Inc	100
ACSB & Co., LLP	50
Individuals, corporations and other entities	2,200

2,475

Sincerely,

ANDERSON & STRUDWICK, INCORPORATED

By:	/s/ L. McCarthy Downs III
L. McCarthy Downs III
Managing Director